UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated March 03, 2017

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold", "Sibanye" or "the Group")

SIBANYE MINERAL RESOURCES AND MINERAL RESERVES UPDATE FOR THE GOLD AND PLATINUM DIVISIONS

Westonaria, 3 March 2017: Sibanye Gold Limited (JSE: SGL & NYSE: SBGL) is pleased to report updated Group Mineral Resources and Mineral Reserves, declared as at 31 December 2016, which following the acquisitions of Aquarius Platinum Limited and the Rustenburg Operations in 2016 includes maiden Platinum Group Metals (4E PGM) Mineral Reserves and Resources.

Salient points:

- Total Gold Mineral Reserves of 28.7Moz declared represent a reduction of 2.3Moz, which after accounting for depletion of 1.6Moz due to mining activities in 2016, equates to a 2% decrease year on year.

- The cessation of underground mining at Cooke 4, resulted in the exclusion of 2.1Moz Gold Mineral Resources and 0.5Moz Gold Mineral Reserves

- Uranium Mineral Reserves decreased negligibly to 113.2Mlb, with the exclusion of 2.9Mlb from the Cooke Operations offset by additional Mineral Reserves from the Beisa Project being declared.

- Total Gold Mineral Resources increased by 3% to 102.0Moz

- Maiden 4E PGM Mineral Resources of 126.5Moz and Reserves of 23. 2Moz declared, position Sibanye in the top 5 PGM companies globally, based on these measures.

- The 12.5Moz decrease in 4E PGM Mineral Reserves year-on-year, is primarily due to:

  - Mining Depletion (1.7Moz),

  - the sale of the Everest mine during the reporting period (1.1Moz),

  - duplication of reported reserves of 2.4Moz declared by Anglo American Platinum at the Rustenburg operations in relation to the Kroondal PSA area and

  - the application of more conservative commodity price assumptions used by Sibanye relative to those previously used by Anglo American Platinum and Aquarius Platinum (resulting in a reduction of 6.2Moz at Rustenburg and 0.9Moz at Kroondal's Marikana operation). In line with Sibanye reporting standards, assumed commodity prices assumptions for estimating Mineral Resource and Reserves are based on three year average, trailing and spot commodity prices.

Summarise Group Mineral Resources and Reserve Estimate at 31 December 2016

• Gold	Mineral Resources[1]				Gold	Mineral Reserves[1]			
	31 Dec 2016			31 Dec 2015		31 Dec 2016			31 Dec 2015
	Tonnes	Grade	Gold	Gold		Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(Moz)	(Moz)		(Mt)	(g/t)	(Moz)	(Moz)
Grand Total Underground and Surface	1104.5	2.9	102.035	98.790	Grand Total Underground and Surface	838.2	1.1	28.694	30.988

Uranium	Mineral Resources[1]				Uranium	Mineral Reserves[1]			
			31 Dec 2016	31 Dec 2015		31 Dec 2016			31 Dec 2015
	Tonnes	Grade	U_3O_8	U_3O_8		Tonnes	Grade	U_3O_8	U_3O_8
	(Mt)	(kg/t)	(Mlb)	(Mlb)		(Mt)	(kg/t)	(Mlb)	(Mlb)
Grand Total (Underground and Surface)	703.5	0.103	159.507	229.852	Grand Total (Underground and Surface	687.5	0.075	113.226	113.814

PGMs (4E)	Mineral Resources				PGM (4)E	Mineral Reserves			
	31-Dec-2016			31-Dec-2015		31-Dec-2016			31-Dec-2015
	Tonnes (Mt)	Grade (g/t)	4E (Moz)	4E (Moz)		Tonnes (Mt)	Grade (g/t)	4E (Moz)	4E (Moz)
Grand Total Underground and Surface	1064.8	3.7	126.478	141.487	Grand Total Underground and Surface	261.6	2.7	23.186	35.703

Mineral Reserves are reported in accordance with the SAMREC Code, with three year average, trailing, commodity prices applied in accordance with SEC requirements. The PGM Reserves reported at December 2016,(including Rustenburg and Aquarius but excluding Mimosa), have been evaluated on this price deck. An average exchange rate of R12.70/US$ and the following commodity prices were used:

Precious metals	2017			3 year average
	US$/oz	R/oz	R/kg	(US$/oz)
Gold	1,200	15,200	490,000	1,229
Platinum	1,222	15,500	499,000	1,209
Palladium	717	9,100	293,000	710

Rhodium	787	10,000	322,000	985
Base minerals	US$/lb	R/lb	R/kg	(US$/lb)
Uranium (long-term contract)	45	572	1,260	47

Group Consolidated Mineral Resource and Mineral Reserve Statement

Gold Division: Gold Resource and Reserve Estimate as at 31 December 2016

Gold	Mineral Resources[1]				Gold	Mineral Reserves[1]			
	31 Dec 2016			31 Dec 2015		31 Dec 2016			31 Dec 2015
	Tonnes	Grade	Gold	Gold		Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(Moz)	(Moz)		(Mt)	(g/t)	(Moz)	(Moz)
Operations					Operations				
Beatrix[2]					Beatrix[2]				
Measured	34.3	5.3	5.786	4.857	Proved AI	15.8	4.0	2.048	2.389
Indicated AI	35.0	5.5	6.150	3.677	Probable AI	20.2	2.6	1.675	1.875
Inferred AI	0.0	3.3	0.004	0.004					
Total AI	69.4	5.4	11.940	8.538	Total AI	36.0	3.2	3.723	4.264
Indicated BI[3]	6.7	3.7	0.789	0.991	Probable BI[3]				
Beatrix - Total Underground	76.1	5.2	12.729	9.530	Beatrix - Total Underground	36.0	3.2	3.723	4.264
Cooke					Cooke				
Measured	11.6	8.3	3.113	1.566	Proved AI	4.3	5.3	0.728	1.014
Indicated AI	15.8	8.1	4.091	7.969	Probable AI	0.6	4.8	0.097	0.457
Inferred AI	6.0	13.6	2.635	2.326					
Total AI	33.5	9.1	9.839	11.862	Total AI	4.9	5.2	0.826	1.471
Inferred BI[4]	40.7	3.1	3.998	3.998					
Cooke - Total Underground	74.2	5.8	13.837	15.860	Cooke - Total Underground	4.9	5.2	0.826	1.471
Driefontein					Driefontein				
MeasuredAI	20.7	11.6	7.741	6.503	Proved AI	20.7	6.6	4.420	4.133
Indicated AI	5.2	7.2	1.207	3.053	Probable AI	5.8	4.0	0.737	1.846
Inferred AI	0.4	13.8	0.181	0.314					
Total AI	26.3	10.8	9.129	9.870	Total AI	26.5	6.1	5.157	5.980
MeasuredBI[5]	8.5	8.0	2.180						
Indicated BI[5]	22.0	9.0	6.376	9.821	Probable BI[5]	8.8	6.0	1.694	2.122
Total BI	30.4	8.7	8.556	9.821	Total BI	8.8	6.0	1.694	2.122
Driefontein- Total Underground	56.7	9.7	17.684	19.691	Driefontein-Total Underground	35.3	6.0	6.851	8.102
Kloof					Kloof				
Measured	14.4	17.1	7.928	6.196	Proved AI	18.4	7.9	4.700	4.857
Indicated AI	3.2	11.8	1.231	0.468	Probable AI	6.2	5.9	1.184	1.024
Total AI	17.6	16.1	9.159	6.664	Total AI	24.6	7.4	5.884	5.881
Indicated BI	44.9	13.4	19.371	11.246	Probable BI	2.5	7.2	0.566	0.502
Inferred BI	7.4	16.2	3.831	10.112					
Total BI	52.2	13.8	23.202	21.359	Total BI	2.5	7.2	0.566	0.502
Kloof - Total Underground	69.9	14.4	32.361	28.023	Kloof - Total Underground	27.1	7.4	6.450	6.383

Operations - Total Underground	276.8	8.6	76.611	73.103	Operations - Total Underground	103.2	5.4	17.849	20.219
Surface rock dumps (SRD) and tailings storage facilities (TSF)					Surface rock dumps (SRD) and tailings storage facilities (TSFs)				
Beatrix (Indicated)	4.5	0.4	0.052	0.062	Beatrix (Probable)	4.5	0.4	0.052	0.062
Randfontein Surface (Measured)	4.5	0.3	0.047	0.052	Randfontein Surface (Proved)	4.5	0.3	0.047	0.052
Driefontein (Indicated)	4.0	0.6	0.076	0.094	Driefontein (Probable)	4.0	0.6	0.076	0.094
Kloof (Indicated)	11.9	0.5	0.200	0.163	Kloof (Probable)	11.9	0.5	0.200	0.163
Operations - Total Surface	24.8	0.5	0.375	0.372	Operations - Total Surface	24.8	0.5	0.375	0.372
Total operations (Incl. SRD and TSF – excl. projects)					Total operations (Incl. SRD and TSF – excl. projects)				
Beatrix	80.6	4.9	12.781	9.592	Beatrix	40.5	2.9	3.775	4.326
Cooke	78.6	5.5	13.883	15.911	Cooke	9.4	2.9	0.872	1.523
Driefontein	60.7	9.1	17.760	19.786	Driefontein	39.2	5.5	6.926	8.196
Kloof	81.8	12.4	32.561	28.186	Kloof	39.0	5.3	6.650	6.546
Operations Total	301.7	7.9	76.985	73.475	Operations Total	128.1	4.4	18.224	20.591
Projects					Projects				
Beisa North					Beisa North				
Inferred	14.8	3.4	1.619	1.619					
Beisa North Total	14.8	3.4	1.619	1.619	Beisa North Total				
Bloemhoek					Bloemhoek				
Indicated	27.4	4.7	4.163	4.163	Probable				
Inferred	0.9	4.9	0.135	0.135					
Bloemhoek Total	28.3	4.7	4.297	4.297	Bloemhoek Total				
Burnstone					Burnstone				
Indicated	25.4	5.3	4.350	4.350	Probable	17.5	3.8	2.137	1.799
Inferred	28.7	4.9	4.540	4.540					
Burnstone Total	54.1	5.1	8.890	8.890	Burnstone Total	17.5	3.8	2.137	1.799
De Bron Merriespruit					De Bron Merriespruit				
Indicated	23.0	4.5	3.307	3.307	Probable	15.4	4.3	2.112	2.112
Inferred	5.3	4.2	0.715	0.715					
De Bron Merriespruit Total	28.3	4.4	4.022	4.022	De Bron Merriespruit Total	15.4	4.3	2.112	2.112
Projects - Total Underground	125.5	4.7	18.828	18.828	Projects - Total Underground	32.9	4.0	4.248	3.911
WRTRP					WRTRP				
Measured	625.0	0.3	5.697	5.962	Proved				
Indicated	52.3	0.3	0.524	0.524	Probable	677.3	0.3	6.222	6.486
Projects - Total Surface	677.3	0.3	6.222	6.486	Projects - Total Surface	677.3	0.3	6.222	6.486
Projects Total	802.8	1.0	25.050	25.314	Projects Total	710.2	0.5	10.470	10.397

Grand Total Underground and Surface	1104.5	2.9	102.035	98.790	Grand Total Underground and Surface	838.2	1.1	28.694	30.988

Mineral Resources are inclusive of Mineral Reserves
All tonnes (t) are expressed as metric units
Cut-off grades have been calculated in accordance with SEC Guidelines for mineral pricing and approximate the historic three-year average commodity prices
Mineral Resources were declared at a premium of 10% over the Mineral Reserve metal price
Gold Mineral Resources were determined at R540,000/kg and the Gold Mineral Reserves at R490,000/kg
[1] Managed, unless otherwise stated
[2] Beatrix Indicated Mineral Resources AI and Probable Mineral Reserves includes Beisa Central
[3] Beatrix Indicated Mineral Resources BI refers to material below 26 Level (1,341mbs)
[4] Cooke Inferred Mineral Resources BI refers to material within Cooke 4 Shaft Prospecting Right (Zuurbekom)
[5] Driefontein Indicated and Inferred Mineral Resources and Probable Mineral Reserves BI refers to material below 50 Level (3,300mbs)
[6] Kloof Indicated and Inferred Mineral Resources and Probable Mineral Reserves BI refers to material below 45 Level (3,347mbs)
* SOFS Projects

Gold Division: Uranium Resource and Reserve Estimate as at 31 December 2016

Uranium	Mineral Resources[1]				Uranium	Mineral Reserves[1]			
	31 Dec 2016			31 Dec 2015		31 Dec 2016			31 Dec 2015
	Tonnes	Grade	U₃O₈	U₃O₈		Tonnes	Grade	U₃O₈	U₃O₈
	(Mt)	(kg/t)	(Mlb)	(Mlb)		(Mt)	(kg/t)	(Mlb)	(Mlb)
Operations					**Operations**				
Beatrix[2]					**Beatrix**				
Measured AI	3.6	1.086	8.548	8.548	Proved AI				
Indicated AI	7.8	1.069	18.330	18.330	Probable AI	10.2	0.711	16.060	11.654
Inferred AI	0.0	1.101	0.090	0.090					
Beatrix - Total Underground	**11.4**	**1.074**	**26.968**	**26.968**	**Beatrix - Total Underground**	**10.2**	**0.711**	**16.060**	**11.654**
Cooke					**Cooke**				
Measured AI				4.873	Proved AI				2.056
Indicated AI				11.546	Probable AI				1.017
Inferred AI[3]				8.020					
Total AI				24.439	**Total AI**				3.073
Inferred BI				43.984					
Cooke - Total Underground				68.423	**Cooke - Total Underground**				3.073
Operations - Total Underground	**11.4**	**1.074**	**26.968**	**95.391**	**Operations - Total Underground**	**10.2**	**0.711**	**16.060**	**14.727**
Projects					**Projects**				
Beisa North					**Beisa North**				
Inferred	14.8	1.084	35.373	35.373					
Beisa North Total	**14.8**	**1.084**	**35.373**	**35.373**	**Beisa North Total**				
Projects - Total Underground	**14.8**	**1.084**	**35.373**	**35.373**	**Projects - Total Underground**				
WRTRP					**WRTRP**				
Measured	625.0	0.063	87.230	89.151	Proved				
Indicated	52.3	0.086	9.936	9.936	Probable	677.3	0.065	97.166	99.088
Projects - Total Surface	**677.3**	**0.065**	**97.166**	**99.088**	**Projects - Total Surface**	**677.3**	**0.065**	**97.166**	**99.088**
Projects Total	**692.1**	**0.087**	**132.539**	**134.461**	**Projects Total**	**677.3**	**0.065**	**97.166**	**99.088**

Grand Total (Underground and Surface)	703.5	0.103	159.507	229.852	Grand Total (Underground and Surface	687.5	0.075	113.226	113.814

Mineral Resources are inclusive of Mineral Reserves
1 Managed, unless otherwise stated
2 Beatrix includes uranium Mineral Resources and Mineral Reserves from the Beisa Central Project
3 Cooke Inferred Mineral Resources BI refers to material within the Cooke 4 Shaft Prospecting Right (Zuurbekom)

Key aspects that impacted on the 31 December 2016 Statement of Gold and Uranium Mineral Reserves include:

- Following the cessation of underground mining at Cooke 4, 0.5Moz was excluded from Gold Mineral Reserves

- A focused exploration program on "secondary reefs" resulted in additional Mineral Reserves of 0.6Moz at Kloof (Middelvlei Reef and Kloof Reef at Main shaft), Driefontein (Middelvlei Reef at 8 Shaft), and the Kimberley Reef at the Cooke Operations.

- The continuing review and investigation of previously unmined areas with economic potential ('white areas') resulted in a 0.9Moz increase in Gold Reserves during 2016. This was derived primarily at Beatrix West, Driefontein 8 Shaft and Kloof Main Shaft.

- Ongoing exploration at the western extension at Driefontein 5 Shaft, delineated a lower grade, overbank geological facies. This information underpinned an updated geological model, and this geological anomaly has resulted in a decrease in Mineral Reserves of 0.6Moz. Drilling on the opposite site of the overbank provides assurance that the extent of the overbank facies is constrained.

- Minor decreases in grade as a result of additional geological information at Beatrix South and the exclusion of certain high grade pillars at Kloof Main Shaft resulted in reserve decreases of 0.4Moz and 0.3Moz at those operations respectively.

- Uranium Mineral Reserves decreased negligibly to 113.2Mlb, with the exclusion of 2.9Mlb from the Cooke Operations alleviated by additional Reserves from the Beisa Project.

Group Consolidated Mineral Resource and Mineral Reserve Statement

Platinum Division: 4E PGM Resource and Reserve Estimate as at 31 December 2016

Category - 4E PGM	Mineral Resources				Category - 4E PGM	Mineral Reserves			
	31-Dec-2016			31-Dec-2015		31-Dec-2016			31-Dec-2015
	Tonnes	Grade	4E PGM	4E PGM		Tonnes	Grade	4E PGM	4E PGM
	(Mt)	(g/t)	(Moz)	(Moz)		(Mt)	(g/t)	(Moz)	(Moz)
South African Operations					South African Operations				
Kroondal (50% attributable)[1]					Kroondal (50% attributable)[1]				
Measured	44.5	3.5	5.039	8.190	Proved [4]	21.0	2.7	1.802	4.030
Indicated	14.2	3.7	1.688	2.319	Probable	5.8	2.6	0.489	0.951
Inferred	6.0	3.2	0.629	0.903					
Kroondal - Total Underground	64.8	3.5	7.356	11.412	Kroondal - Total Underground	26.8	2.7	2.291	4.981
Rustenburg (100% attributable)					Rustenburg (100% attributable)				
Measured	375.9	4.9	59.745	63.017	Proved	123.1	3.8	15.165	21.278
Indicated	125.6	5.3	21.525	22.257	Probable	6.7	4.2	0.901	4.204
Inferred	15.2	5.6	2.717	2.760					
Rustenburg - Total Underground	516.6	5.1	83.987	88.034	Rustenburg - Total Underground	129.8	3.8	16.066	25.482
South African Operations - Total Underground	581.4	4.9	91.343	99.447	South African Operations - Total Underground	156.6	3.6	18.357	30.463
Tailings Storage Facilities (TSF)					Tailings Storage Facilities (TSF)				
Rustenburg (Measured)	90.4	1.1	3.140	3.280	Rustenburg (Proved)				
Rustenburg (Indicated)					Rustenburg (Probable)	90.4	1.1	3.140	3.280
South African Operations - Total Surface	90.4	1.1	3.140	3.280	South African Operations - Total Surface	90.4	1.1	3.140	3.280
Total operations (Incl. TSF – Excl. Projects)					Total operations (Incl. TSF – Excl. Projects)				
Kroondal	64.8	3.5	7.356	11.412	Kroondal	26.8	2.7	2.291	4.981
Rustenburg	607.0	4.5	87.127	91.314	Rustenburg	220.2	2.7	19.206	28.762
South African Operations Total	671.7	4.4	94.483	102.727	South African Operations Total	246.9	2.7	21.497	33.743
Non South African Operations					Non South African Operations				
Mimosa (50% Attributable)[3]					Mimosa (50% Attributable)[3]				
Measured	31.9	3.7	3.776	4.120	Proved	9.2	3.5	1.053	1.310
Indicated	15.4	3.6	1.776	1.790	Probable	5.4	3.7	0.636	0.650
Inferred	4.4	3.6	0.512	0.520					
Inferred (Oxides)	9.0	3.4	0.981	0.980					
Mimosa - Total Underground	60.7	3.6	7.045	7.410	Mimosa - Total Underground	14.6	3.6	1.689	1.960
Non South African Operations - Total Underground	60.7	3.6	7.045	7.410	Non South African Operations - Total Underground	14.6	3.6	1.689	1.960
Projects					Projects				
Millenium									
Indicated				1.430					
Inferred	17.5	3.1	1.720	0.290					
Millenium Total	17.5	3.1	1.720	1.720					
Vygenhoek									
Measured	1.4	5.1	0.230	0.230					
Vygenhoek Total	1.4	5.1	0.230	0.230					
Sheba's Ridge (3E PGM)									
Measured	31.2	0.9	0.880	0.880					
Indicated	37.9	0.9	1.040	1.040					
Inferred	167.0	1.0	5.180	5.180					

Sheba's Ridge Total	**236.1**	**0.9**	**7.100**	**7.100**					
Zondernaam									
Inferred	77.4	6.4	15.900	15.900					
Zondernaam Total	**77.4**	**6.4**	**15.900**	**15.900**					
Hoedspruit									
Indicated				2.450					
Inferred				0.530					
Hoedspruit Total				**2.980**					
Hoogland									
Indicated				2.810					
Inferred				0.610					
Hoogland Total				**3.420**					

Projects - Total Underground	**332.4**	**2.3**	**24.950**	**31.350**	**Projects - Total Underground**				

Grand Total Underground & Surface	**1064.8**	**3.7**	**126.478**	**141.487**	**Grand Total Underground & Surface**	**261.6**	**2.7**	**23.186**	**35.703**

Mineral Resources are inclusive of Mineral Reserves
All tonnes (t) are expressed as metric units
Mineral Resources were declared at a premium of 10% over the Mineral Reserve metal price

1. *Kroondal year on year change includes the sale of Everest Mine during the reporting period and the removal of sub-economic Reserves from the Marikana section. Kroondal is mined under a Pool and Share agreement (PSA) with Anglo American Platinum (AAP) and mineral resources and reserves are reported as 50% attributable.*
2. *.Mimosa's change YoY is associated with depletions. Mimosa (Zimbabwe) is a non RSA operation managed as a standalone company in Zimbabwe, 50% attributable to Sibanye. The Reserves reported are June 2016 declared by Mimosa less depletions to December 2016.*
3. *Kroondal is mined under a Pool and Share agreement (PSA) with AAP. Kroondal retains exclusive mining rights for the Kroondal Extension and 1.130Moz 4E PGM (50% attributable) is included in the Sibanye statement ending 31 December 2016.*

Key aspects that impacted on the 31 December 2016 Statement of the 4E PGM Mineral Resources and Reserves include:

- At the Kroondal operations total 4E PGM Mineral Reserves decreased by 2.7Moz. This reduction can be primarily attributed to:

  - 0.4Moz due to mining depletion between June 2015 and December 2016. To align with Sibanye reporting processes, this reserve declaration considers 18 months of mining depletion.

  - A 0.9Moz reduction in Mineral Reserves at Marikana. The Marikana operation was placed on care and maintenance by Aquarius Platinum during 2015 and did not contribute to the 2015 Life of mine plans. These Reserves have been reassessed and are not considered to be economically viable under Sibanye's economic assumptions.

  - 1.1Moz associated with the sale of Everest South during the reporting period.

  - The balance of the decrease was made up of technical and modifying factors that accounted for approximately 0.3Moz

At the Rustenburg Operations total 4E PGM Mineral Reserves decreased by 9.4Moz year-on-year. This reduction can be attributed to:

- 1.0Moz depletion due to mining activities during 2016.

  - Anglo American Platinum declared the ounces contained in Mineral Reserves at the Kroondal PSA 'Extension' area, amounting to 2.4Moz's, as 100% attributable to the Rustenburg operations in 2015. Aquarius Platinum declared 50% attributable reserves over the same area in 2015. Sibanye has reported these reserves as 50% attributable to the Kroondal operations from where these reserves will be extracted, thus reducing the Rustenburg declared reserves by 2.4Moz's.

  - The application of Sibanye's more conservative economic assumptions at Rustenburg resulted in several areas at Siphumulele, Thembelani and Khusuleka shafts, containing approximately 6.2Moz, being considered either uneconomic, or unable to generate sufficient returns from the capital expenditure required to access these reserves, to meet internal project hurdle rates.

  - A sensitivity analysis has indicated that at sustained metal price increases of between 5% and 10%, the majority of these resources could be converted back to mineral reserves.

  - The 4E PGM Mineral Reserves at Mimosa, a non-managed independent company in which Sibanye holds a 50% stake, are reported as at June 2016, less depletions to December 2016. A revision in the LoM Plan i will be updated by June 2017.

  - Mineral Resources at the Hoogland and Hoedspruit projects (6.4Moz's) have not been declared in 2016 as these projects have been discontinued by Sibanye.

  -

Abridged review per operation

BEATRIX

Beatrix is a low-cost, high productivity asset with a life of mine (LoM) extending to 2035. The Mineral Resources include 12.8Moz gold and 27.0Mlb uranium. Gold Mineral Reserves decreased by 5% net of production depletion of 0.3Moz to 3.8Moz in 2016, primarily as a result of lower grades affecting the tail end of the production profile at Beatrix South and Beatrix West sections.

The underground Reserve grade decreased from 3.5g/t in 2015 to 3.2g/t in 2016, primarily due to the inclusion of additional ground from the lower gold grade Beisa project at Beatrix West (a uranium rich project which is currently in Feasibility Study stage). The additional Uranium Reserves from Beisa resulted in an increase of 4.4Mlb

The underground production is supplemented by processing historic rock dumps, with an estimated gold Mineral Reserve of 0.052Moz at a grade of 0.4g/t.

DRIEFONTEIN

Driefontein is a high-yield, long-term operation with gold Mineral Resources of 17.8Moz, gold Mineral Reserves of 6.9Moz and a LoM that extends to 2036. The Mineral Reserves are based on current operations, as well as the 5 Shaft Depth Extension project which commenced in 2016.

Gold Mineral Reserves decreased by 15% net of production depletion of 0.6Moz year on year. This reduction was primarily due to the intersection of a large geological anomaly ("overbank area") at 5 Shaft and the 5 Shaft Depth Extension Project, resulting in a reduction of 0.574Moz and reducing the life of mine by 7 years. As a result of this geological anomaly, the Reserve Grade at 5 Shaft is expected to decrease by 0.5g/t to 6.5g/t, and by 1.3g/t to 6.0g/t at the 5 Shaft Depth Extension project. Despite the decrease in grade, the Depth Extension project is still above the economic hurdle rate of the Group and will continue as planned. Further exploration is being conducted in the area, but drilling on the opposite site of the overbank provides assurance that the extent of the overbank is constrained and that the extent of this lower grade zone is well delineated and should not have any further impact on the Reserves.

Underground production is supplemented by processing of an estimated 0.1Moz of gold Mineral Reserves contained in historic rock dumps. Further exploration of historic rock dumps extended the life of the surface operation by another year.

KLOOF

Kloof is a high-yield long-term operation with a LoM extending to 2034 and gold Mineral Resources of 32.6Moz and gold Mineral Reserves of

6.7Moz. Gold Mineral Reserves increased by 2% net of production depletion year on year, with the underground Reserve grade largely unchanged from 7.5g/t to 7.4g/t. The Mineral Reserves is based on the current operations, as well as the 4 Shaft Depth Extension project which commenced in 2015. The increase in Mineral Reserves is largely due to additional Secondary Reefs (Middelvlei Reef and Kloof Reef) of 0.2Moz, as well as white areas (0.3Moz).

Underground production is supplemented by processing historic rock dumps with an estimated gold Mineral Reserve of 0.2Moz, an increase of 22% from last year.

COOKE

Cooke is a short- to medium-term asset, with gold Mineral Resources of approximately 13.9Moz and gold Mineral Reserves of 0.9Moz. With the cessation of underground mining at the Cooke 4 mine, and closure of the uranium processing circuit at the Ezulwini plant, the gold and uranium Mineral Reserve decreased by 0.5Moz and 2.9Mlbs respectively. With the exclusion of Cooke 4, as well as the inclusion of the expected impact of the Grout Project (which will enable mining of high grade crush pillars at Cooke 1 and 3), the average reserve grade at the Cooke Operations increased from 4.7g/t to 5.2g/t. Underground production is supplemented by processing of historic tailings facilities at Cooke Plant which will be completed by end 2017.

KROONDAL

Kroondal is a low cost asset, with the current LoM estimated to extend to 2032. The operation is mined under a pool and share agreement with Anglo Platinum in which the PSA, of which Sibanye has a 50% stake, has exclusive mining rights to the area. Sibanye, through its Kroondal operations, has the infrastructure and processing facilities to mine and process the ore from this PSA area. The operation has 4E PGM Mineral Resources of approximately

7.356Moz (attributable) and 4E PGM Mineral Reserves of 2.291Moz (attributable). Marikana is a lease area situated east of the Kroondal area and forms a natural extension to the existing mine plan for Kroondal. Marikana is however structurally complex with the propensity for higher geological losses and as such, affects the extraction rates of this orebody. The mine plan is sub economic considering the 4E PGM price deck applied to the 2016 valuation and as such, is removed from reserves. AQPSA, the former owners of Marikana, had already placed this operation on care and maintenance in 2015 owing to the high costs of extracting the ore from this section.

RUSTENBURG OPERATIONS

The Rustenburg Operations are long term assets, with the current estimated LoM extending to 2046. The operations contain 4E PGM Mineral Resources of approximately 87.127Moz and 4E PGM Mineral Reserves of 19.206Moz. The decline in the 4E PGM Mineral Reserves year-on-year, was primarily due to the use of commodity price assumptions in line with Sibanye reporting standards and SEC guidelines. These prices are more conservative and as such resulted in several areas at Siphumulele and Thembelani conventional shafts being considered uneconomical.

MIMOSA

Mimosa is a long-term asset, with the current LoM estimated to extend to 2033. The operation has 4E PGM Mineral Resources of approximately 7.0Moz (attributable to Sibanye) and 4E PGM Mineral Reserves 1.7Moz (attributable to Sibanye). The 4E PGM Mineral Reserves have decreased by 0.3Moz year on year, mainly due to depletion.

Abridged review per project

BURNSTONE

The development of the Burnstone Project commenced in 2015, with the first gold production expected by 2018. With Mineral Reserves of 2.1Moz, the project envisages steady state production of approximately 115,000oz per annum from 2021, with a LoM extending up to 2042.

WEST RAND TAILINGS RETREATMENT PROJECT

The West Rand Tailings Retreatment Project (WRTRP) will process the historical tailings storage facilities of the Driefontein, Kloof and Cooke operations for gold and uranium. The project has an estimated gold and uranium Mineral Reserve of 6.2Moz and 97.2Mlb respectively.

The project, which will utilize current metallurgical capacity as well as a Central Processing Plant and Central Tailings Storage Facility, will have an annual steady state production of ~0.1Moz gold and ~0.9Mlbs uranium. The project life will extend to beyond 2068, and will have the additional benefit of reducing the environmental liability posed by historical tailings.

DE BRON MERRIESPRUIT

Gold Mineral Reserves of 2.1Moz for the De Bron Merriespruit Project are based on the original feasibility study previously conducted by Royal HaskoningDHV in 2013. However, the production design and schedule was modified during 2015 in line with enhanced geological and estimation models, with the extraction plan optimized in line with new cut-off grades.

Corporate governance

Sibanye reports its Mineral Resources and Mineral Reserves in accordance with the SAMREC Code, the updated Section 12 of the JSE Listings Requirements and the SEC Industry Guide 7, which is aligned with the guiding principles of SOX. Guided by a commitment to best practice corporate governance, the statement has been reviewed by each Division's Technical Services. For the Gold Division, the statement for the operations was independently reviewed by Amec Foster Wheeler (Mineral Resources) and by Mineral Corporation Consultancy Proprietary Ltd (Mineral Reserves), and has been found to be compliant with the relevant codes with no material shortcomings. The Platinum Division for 2016 did not have an external audit due to the acquisition approval process occurring during the year.

The Mineral Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, the Rand-US dollar currency exchange rate, operating costs, mining permits, changes in legislation and operating factors. Although all permits may not be finalised and in place at the time of reporting, there is no reason to expect that these will not be granted. However, the length of the approval process for such permits may have an impact on the schedules stated.

All statement figures are managed by Sibanye with the exception of those for Mimosa. Mineral Resources are reported inclusive of Mineral Reserves, and production volumes are reported in metric tonnes (t).

Gold and uranium estimates are reported separately from each other, therefore no gold equivalents are stated to avoid potential anomalies as a result of year-on-year metal price differentials. The Platinum Division statement consists of platinum reported as 4E PGM, which consists of platinum, palladium, rhodium and gold. Individual proportions of the 4E PGM are determined via prill split proportions as determined from the assays.

All financial models used to determine Mineral Reserves are based on current tax regulations at 31 December 2016.

For the Gold Division, the lead competent person designated in terms of the SAMREC Code, with responsibility for the consolidation and reporting of Sibanye's Mineral Resources and Mineral Reserves, and for overall regulatory compliance of these figures, is Gerhard Janse van Vuuren, who gave his consent for the disclosure of the 2016 Mineral Resources and Mineral Reserves Statement. Gerhard [GDE (Mining Eng), MBA, MSCC and B.Tech (MRM)] is registered with SAIMM (706705) and has 29 years' experience relative to the type and style of mineral deposit under consideration.

For the Platinum Division, the lead competent person designated in terms of the SAMREC Code, who takes responsibility for the consolidation and reporting of the Division's Mineral Resources and Mineral Reserves, and for the overall regulatory compliance of these figures, is Andrew Brown, who gave his consent for the disclosure of the 2016 Mineral Resources and Mineral Reserves Statement. Andrew [M.Sc Mining Eng] is registered with SAIMM (705060) and has 32 years' experience relative to the type and style of mineral deposit under consideration.

The respective business unit-based Mineral Resource managers, relevant project managers and the respective Mineral Resource management discipline heads, have been designated as competent persons, in terms of the SAMREC Code. These persons take responsibility for the reporting of Mineral Resources and Mineral Reserves for their respective area(s). Additional information regarding these personnel, as well as the teams involved with the compilation of the Mineral Resource and Mineral Reserve declaration, is incorporated in the Mineral Resources and Mineral Reserves Supplement that has been published in conjunction with this Sibanye Integrated Annual Report 2016.

ENDS

Contact
James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

These forward-looking statements, including, among others, those relating to Sibanye's future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye's estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; the ability of Sibanye to successfully integrate acquired businesses and operations (whether in the gold mining business or otherwise) into its existing businesses; the success of Sibanye's business strategy, exploration and development activities; the ability of Sibanye to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, platinum group metals ("PGMs") and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye's ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans' in its management positions; failure of Sibanye's information technology and communications systems; the adequacy of Sibanye's insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye's operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: March 03, 2017

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer